Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis
August 9, 2023
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the two quarters ended June 30, 2023, dated August 9, 2023, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2023, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2022 Annual Report filed on February 22, 2023.

Our unaudited interim consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2023, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to apply the same accounting policies as those used in 2022. Amendments to accounting standards adopted in the quarter and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2023 (incorporated here by reference), did not have a material impact on the Company's consolidated financial statements or accounting policies. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS and Other Financial Measures
The Company reports its financial results in accordance with IFRS. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures and ratios, including: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS are provided (see the Q2 2023 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Management’s Discussion and Analysis June 30, 2023	M-1	Stantec Inc.

Business Model
As a global design and delivery leader in sustainable engineering, architecture, and environmental services, Stantec is a trusted advisor for our clients and communities. Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency, and we are well positioned to address the pipeline of opportunities arising from various stimulus programs, market momentum, and growing demands for sustainable and climate change solutions. As part of our business model, we explore and develop innovative ideas and digital solutions that complement our core consulting services.

Stantec's vision is to remain a top tier global design firm that maximizes long-term, sustainable value for our stakeholders, through continued diversification through organic and acquisition growth.

The Stantec community unites more than 28,000 employees working in over 400 locations across six continents. Our geographic and service diversification allow us to cultivate close client relationships and provide professional services in various sectors across all phases of the project life cycle. Please see pages M-1 to M-2 of Stantec’s 2022 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2022 and 2023
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
L2P	October 2022	Philadelphia, Pennsylvania	40			●
Environmental Systems Design	June 2023	Chicago, Illinois	300			●
Global
Barton Willmore	April 2022	Reading, United Kingdom	300	●

Management’s Discussion and Analysis June 30, 2023	M-2	Stantec Inc.

Q2 2023 Financial Highlights

	For the quarter ended June 30,				For the two quarters ended June 30,
	2023		2022		2023		2022
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,638.2	128.1%	1,376.6	123.3%	3,177.4	126.7%	2,690.5	124.2%
Net revenue	1,278.7	100.0%	1,116.7	100.0%	2,507.2	100.0%	2,166.8	100.0%
Direct payroll costs	584.7	45.7%	514.0	46.0%	1,153.2	46.0%	997.0	46.0%
Project margin	694.0	54.3%	602.7	54.0%	1,354.0	54.0%	1,169.8	54.0%
Administrative and marketing expenses	487.3	38.1%	431.6	38.6%	975.6	38.9%	857.7	39.6%
Depreciation of property and equipment	14.7	1.1%	14.4	1.3%	30.2	1.2%	28.6	1.3%
Depreciation of lease assets	30.2	2.4%	29.9	2.7%	61.1	2.4%	60.5	2.8%
Net impairment (reversal) of lease assets	0.4	0.1%	(2.6)	(0.2%)	(2.1)	(0.1%)	(2.6)	(0.1%)
Amortization of intangible assets	26.4	2.1%	26.2	2.3%	52.7	2.1%	50.5	2.3%
Net interest expense	22.3	1.7%	15.4	1.4%	43.0	1.7%	27.8	1.3%
Other	(0.8)	(0.1%)	8.4	0.8%	(3.8)	(0.1%)	9.1	0.4%
Income taxes	25.5	2.0%	18.7	1.7%	44.4	1.8%	32.7	1.5%
Net income	88.0	6.9%	60.7	5.4%	152.9	6.1%	105.5	4.9%
Basic and diluted earnings per share (EPS)	0.79	n/m	0.55	n/m	1.38	n/m	0.95	n/m
Adjusted EBITDA (note)	216.0	16.9%	186.7	16.7%	395.1	15.8%	338.9	15.6%
Adjusted net income (note)	109.4	8.6%	92.6	8.3%	190.3	7.6%	161.0	7.4%
Adjusted diluted EPS (note)	0.99	n/m	0.83	n/m	1.72	n/m	1.45	n/m
Dividends declared per common share	0.195	n/m	0.180	n/m	0.390	n/m	0.360	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Q2 2023 compared to Q2 2022
We delivered strong second quarter earnings, driven by robust organic net revenue growth, which was achieved in every regional and business operating unit, and strong project execution and operational performance.
•Net revenue increased 14.5% or $162.0 million to $1.3 billion, primarily driven by 11.2% organic growth. Double-digit organic growth was achieved in all our regions and in our Water, Environmental Services, and Energy & Resources businesses.
•Project margin increased $91.3 million or 15.1% to $694.0 million. As a percentage of net revenue, project margin increased by 30 basis points to 54.3%.
•Adjusted EBITDA increased $29.3 million or 15.7% to $216.0 million. Adjusted EBITDA margin increased by 20 basis points over Q2 2022 to 16.9%, despite a significant expense related to the revaluation of our long-term incentive plan (LTIP), primarily due to strong share price appreciation in the quarter. Excluding the revaluation, adjusted EBITDA margin was 17.5%.
•Net income increased 45.0%, or $27.3 million, to $88.0 million, and diluted EPS increased 43.6%, or $0.24, to $0.79, mainly due to strong net revenue growth, solid project margins, and lower administrative and marketing expenses as a percentage of net revenue.

Management’s Discussion and Analysis June 30, 2023	M-3	Stantec Inc.

•Adjusted net income and adjusted diluted EPS achieved record highs in the quarter. Adjusted net income grew 18.1%, or $16.8 million, to $109.4 million, achieving 8.6% of net revenue (9.0% without the effect of the LTIP revaluation), and adjusted diluted EPS increased 19.3% to $0.99 ($1.04 without the effect of the LTIP revaluation).
•Contract backlog increased to $6.6 billion at June 30, 2023, a record high reflecting 10.0% organic growth from December 31, 2022—with double-digit organic backlog growth in our US and Canada operations as well as in Environmental Services and Water. Contract backlog represents approximately 13 months of work—an increase of one month from December 31, 2022.
•Operating cash flows increased $35.4 million, with cash inflows of $31.0 million, reflecting strong revenue growth and operational performance. This compares to $4.4 million outflows in the comparative period, which resulted primarily from the Cardno financial system integration.
•DSO was 81 days, consistent with December 31, 2022 and March 31, 2023.
•On June 30, 2023, we acquired Environmental Systems Design, Inc. (ESD), a 300-person firm headquartered in Chicago that provides building engineering services, specializing in mission critical and data center services.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2023 was 1.8x, remaining within our internal target range of 1.0x to 2.0x, and reflecting the impact of funding the ESD acquisition on the last day of the reporting period.
•On June 27, 2023, we issued $250 million senior unsecured notes due June 27, 2030 that bear interest at a fixed rate of 5.393% per annum. These notes were assigned an investment-grade credit rating of BBB by DBRS Limited. Additionally, we entered into and fully drew upon an unsecured bilateral term credit facility of $100 million that matures on June 17, 2024. The proceeds of both the notes and new term facility were used to repay a portion of existing indebtedness on the revolving credit facility.
•On August 9, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on October 16, 2023, to shareholders of record on September 29, 2023.

Year-to-date Q2 2023 compared to year-to-date Q2 2022
•Net revenue increased 15.7% or $340.4 million to $2.5 billion, primarily driven by 11.7% organic growth. Double-digit organic growth was achieved in all regions and in our Water, Environmental Services, and Energy & Resources businesses.
•Project margin increased $184.2 million or 15.7% to $1.4 billion. As a percentage of net revenue, project margin remained consistent at 54.0%.
•Adjusted EBITDA increased $56.2 million or 16.6% to $395.1 million. Adjusted EBITDA margin increased by 20 basis points over the prior period to 15.8%, despite a significant expense related to the revaluation of our LTIP, primarily due to strong share price appreciation in the year to date. Excluding the revaluation, adjusted EBITDA margin was 16.4%.
•Net income increased 44.9%, or $47.4 million, to $152.9 million, and diluted EPS increased 45.3%, or $0.43, to $1.38, mainly due to strong net revenue growth and lower administrative and marketing expenses as a percentage of net revenue.
•Adjusted net income grew 18.2%, or $29.3 million, to $190.3 million, achieving 7.6% of net revenue (8.1% without the effect of the LTIP revaluation), and adjusted diluted EPS increased 18.6% to $1.72 ($1.82 without the effect of the LTIP revaluation).

Management’s Discussion and Analysis June 30, 2023	M-4	Stantec Inc.

•Operating cash flows increased $66.1 million, with cash inflows of $67.7 million, reflecting strong revenue growth and operational performance. This compares to $1.6 million in the comparative period, which resulted primarily from the Cardno financial system integration.
•Year to date Q2 2023, we repurchased 129,036 of our common shares under our Normal Course Issuer Bid (NCIB) program at a cost of $10.0 million.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	88.0	60.7	152.9	105.5
Add back (deduct):
Income taxes	25.5	18.7	44.4	32.7
Net interest expense	22.3	15.4	43.0	27.8
Net impairment (reversal) of lease assets (note 1)	0.9	(1.9)	(2.0)	(1.9)
Depreciation and amortization	71.3	70.5	144.0	139.6
Unrealized (gain) loss on equity securities	(3.3)	12.5	(7.2)	18.5
Acquisition, integration, and restructuring costs (note 4)	11.3	10.8	20.0	16.7

Adjusted EBITDA	216.0	186.7	395.1	338.9

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	88.0	60.7	152.9	105.5
Add back (deduct) after tax:
Reversal of lease asset impairment (note 1)	0.6	(1.5)	(1.6)	(1.5)
Amortization of intangible assets related to acquisitions (note 2)	14.6	15.7	29.1	30.2
Unrealized (gain) loss on equity securities (note 3)	(2.6)	9.5	(5.6)	14.1
Acquisition, integration, and restructuring costs (note 4)	8.8	8.2	15.5	12.7

Adjusted net income	109.4	92.6	190.3	161.0
Weighted average number of shares outstanding - diluted	111,015,228	111,054,142	110,953,350	111,287,552
Adjusted earnings per share - diluted	0.99	0.83	1.72	1.45
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The net impairment (reversal) of lease assets includes onerous contracts associated with the impairment for the quarter ended June 30, 2023 of $0.5 (2022 - $0.7) and for the two quarters ended June 30, 2023 of $0.1 (2022 - $0.7). For the quarter ended June 30, 2023, this amount is net of tax of $0.3 (2022 - $(0.4)). For the two quarters ended June 30, 2023, this amount is net of tax of $(0.4) (2022 - $(0.4)).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2023, this amount is net of tax of $4.2 (2022 - $4.9). For the two quarters ended June 30, 2023 this amount is net of tax of $8.4 (2022 - $9.4).
note 3: For the quarter ended June 30, 2023, this amount is net of tax of $(0.7) (2022 - $3.0). For the two quarters ended June 30, 2023 this amount is net of tax of $(1.6) (2022- $4.4).
note 4: The add back of other costs primarily relates to integration expenses associated with our acquisitions and restructuring costs. For the quarter ended June 30, 2023, this amount is net of tax of $2.5 (2022 - $2.6). For the two quarters ended June 30, 2023, this amount is net of tax of $4.5 (2022- $4.0).

Management’s Discussion and Analysis June 30, 2023	M-5	Stantec Inc.

Financial Targets - Revised
We are revising and increasing certain targets contained within our 2023 guidance (provided on page M-10 in our 2022 Annual Report, incorporated here by reference) based on the strength of our financial performance to date and the outlook for the balance of this year, further described below in the Outlook section.

We are raising our guidance for net revenue and adjusted diluted EPS growth and narrowing the target range for adjusted EBITDA as a percentage of net revenue.

	Previously Published 2023 Annual Range	Revised 2023 Annual Range
Targets
Net revenue growth	7% to 11%	10% to 13%
Adjusted EBITDA as % of net revenue (note)	16% to 17%	16.3% to 16.7%
Adjusted net income as % of net revenue (note)	above 7.5%	above 7.5%
Adjusted diluted EPS growth (note)	9% to 13%	12% to 15%
Adjusted ROIC (note)	above 10.5%	above 10.5%
In setting our revised targets and guidance, the average value for the US dollar was assumed to be $1.34, GBP to be $1.65, and AU $0.91. For all other underlying assumptions, see page M-24. These targets do not include the impact of revaluing our share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2022.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of this MD&A.

Outlook
The guidance we provided in the Outlook section of our 2022 Annual Report (incorporated here by reference) was based on our expectation that market fundamentals would continue to spur strong growth in our US and Global business, while Canada would maintain high levels of activity, moderating to organic growth in the low single digits. The Canadian market has proven to be more resilient than expected across our business units, and particularly in Environmental Services driven by higher volumes for permitting, archeological work, and environmental impact assessments. In the US, growth is being propelled by the continued imperative to solve water scarcity challenges, protect against severe weather events, and transition to a net zero future. These factors have led to increased expectations for overall organic net revenue growth and earnings in 2023 than previously projected.

Net Revenue
We are raising our net revenue growth target range to 10% to 13% (previously 7% to 11%), and overall organic net revenue growth target to high single digits (previously mid to high single digits). In Canada, we now expect organic net revenue growth to be in the mid single digits (previously low single digits). Additionally, we now expect organic growth in the US to be in the low double digits (previously high single digits to low double digits), driven by momentum from our record-high US backlog and project opportunities arising from previously announced programs and acts. We also continue to expect Global to achieve mid to high single digit organic growth, driven by continued high levels of activity in our UK Water business and demand and stimulus in Environmental Services.

Adjusted EBITDA Margin
We are narrowing our target range for adjusted EBITDA margin to 16.3% to 16.7% (previously 16.0% to 17.0%). This reflects our confidence in continued solid project execution and operational efficiency.
Income Taxes
We have made updates and adjustments to our earlier projections, certain tax estimates, and mix of earnings from foreign jurisdictions we operate in. Based on these factors, we have revised our expected 2023 effective tax rate (without discrete transactions) to be in the range of 22% to 23% (previously 23% to 24%).

Management’s Discussion and Analysis June 30, 2023	M-6	Stantec Inc.

Adjusted Diluted EPS
Based on the factors described above, we are raising our target range for adjusted diluted earnings per share growth to 12% to 15% (previously 9% to 13%).

Consistent with guidance previously provided, these targets do not include the impact of revaluing our share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2022. For the year to date, this revaluation resulted in a $14.9 million expense (pre-tax), the equivalent of 60 basis points relative to net revenue and $0.10 per share.

The above targets also do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions.
Financial Performance
The following sections outline specific factors that affected the results of our operations in Q2 2023 and year to date Q2 2023.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $33.7 million positive impact on our net revenue results in Q2 2023 compared to Q2 2022 and a net $69.8 million positive impact year to date in 2023 compared to 2022:
•The US dollar averaged $1.28 in Q2 2022 and $1.34 in Q2 2023—a 4.7% increase. Year to date, the US dollar averaged $1.27 in Q2 2022 and $1.35 in Q2 2023—a 6.3% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.60 in Q2 2022 and $1.68 in Q2 2023—a 5.0% increase. Year to date, the GBP averaged $1.65 in Q2 2022 and $1.66 in Q2 2023—a 0.6% increase. The strengthening GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.91 in Q2 2022 and $0.90 in Q2 2023—a 1.1% decrease. Year to date, the AU dollar averaged $0.91 in Q2 2022 and Q2 2023—remaining consistent with limited impact on gross and net revenues.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis June 30, 2023	M-7	Stantec Inc.

Gross Revenue by Reportable Segment - Q2 2023
(In millions of Canadian dollars, except percentages)	Q2 2023	Q2 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	364.2	330.2	34.0	—	n/a	34.0	10.3%
United States	913.5	736.8	176.7	4.6	38.1	134.0	18.2%
Global	360.5	309.6	50.9	—	6.3	44.6	14.4%
Total	1,638.2	1,376.6	261.6	4.6	44.4	212.6
Percentage Growth			19.0%	0.3%	3.3%	15.4%

Net Revenue by Reportable Segment - Q2 2023
(In millions of Canadian dollars, except percentages)	Q2 2023	Q2 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	320.3	291.6	28.7	—	n/a	28.7	9.8%
United States	667.2	565.9	101.3	3.1	29.2	69.0	12.2%
Global	291.2	259.2	32.0	—	4.5	27.5	10.6%
Total	1,278.7	1,116.7	162.0	3.1	33.7	125.2
Percentage Growth			14.5%	0.3%	3.0%	11.2%

Gross Revenue by Reportable Segment - year-to-date Q2 2023
(In millions of Canadian dollars, except percentages)	Q2 2023 YTD	Q2 2022 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	708.3	639.5	68.8	—	n/a	68.8	10.8%
United States	1,758.0	1,439.0	319.0	9.0	86.2	223.8	15.6%
Global	711.1	612.0	99.1	12.3	6.4	80.4	13.1%
Total	3,177.4	2,690.5	486.9	21.3	92.6	373.0
Percentage Growth			18.1%	0.8%	3.4%	13.9%

Net Revenue by Reportable Segment - year-to-date Q2 2023
(In millions of Canadian dollars, except percentages)	Q2 2023 YTD	Q2 2022 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	623.3	565.6	57.7	—	n/a	57.7	10.2%
United States	1,310.4	1,096.9	213.5	5.6	65.5	142.4	13.0%
Global	573.5	504.3	69.2	11.9	4.3	53.0	10.5%
Total	2,507.2	2,166.8	340.4	17.5	69.8	253.1
Percentage Growth			15.7%	0.8%	3.2%	11.7%

Management’s Discussion and Analysis June 30, 2023	M-8	Stantec Inc.

Gross Revenue by Business Operating Unit - Q2 2023
(In millions of Canadian dollars, except percentages)	Q2 2023	Q2 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	448.8	387.0	61.8	—	11.3	50.5	13.0%
Water	341.7	283.2	58.5	—	15.9	42.6	15.0%
Buildings	295.6	245.6	50.0	4.6	5.7	39.7	16.2%
Environmental Services	357.3	301.0	56.3	—	7.8	48.5	16.1%
Energy & Resources	194.8	159.8	35.0	—	3.7	31.3	19.6%
Total	1,638.2	1,376.6	261.6	4.6	44.4	212.6
Percentage growth			19.0%	0.3%	3.3%	15.4%

Net Revenue by Business Operating Unit - Q2 2023
(In millions of Canadian dollars, except percentages)	Q2 2023	Q2 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	356.6	318.8	37.8	—	8.8	29.0	9.1%
Water	268.2	220.8	47.4	—	11.6	35.8	16.2%
Buildings	224.7	202.4	22.3	3.1	4.0	15.2	7.5%
Environmental Services	263.0	229.1	33.9	—	6.2	27.7	12.1%
Energy & Resources	166.2	145.6	20.6	—	3.1	17.5	12.0%
Total	1,278.7	1,116.7	162.0	3.1	33.7	125.2
Percentage growth			14.5%	0.3%	3.0%	11.2%

Gross Revenue by Business Operating Unit - year-to-date Q2 2023
(In millions of Canadian dollars, except percentages)	Q2 2023 YTD	Q2 2022 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	861.3	756.6	104.7	12.3	23.7	68.7	9.1%
Water	669.4	549.4	120.0	—	24.3	95.7	17.4%
Buildings	586.7	488.0	98.7	9.0	15.0	74.7	15.3%
Environmental Services	678.9	585.3	93.6	—	21.5	72.1	12.3%
Energy & Resources	381.1	311.2	69.9	—	8.1	61.8	19.9%
Total	3,177.4	2,690.5	486.9	21.3	92.6	373.0
Percentage growth			18.1%	0.8%	3.4%	13.9%

Management’s Discussion and Analysis June 30, 2023	M-9	Stantec Inc.

Net Revenue by Business Operating Unit - year-to-date Q2 2023
(In millions of Canadian dollars, except percentages)	Q2 2023 YTD	Q2 2022 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	689.2	614.9	74.3	11.9	17.8	44.6	7.3%
Water	528.0	424.8	103.2	—	17.7	85.5	20.1%
Buildings	457.1	402.3	54.8	5.6	11.2	38.0	9.4%
Environmental Services	502.3	440.6	61.7	—	16.2	45.5	10.3%
Energy & Resources	330.6	284.2	46.4	—	6.9	39.5	13.9%
Total	2,507.2	2,166.8	340.4	17.5	69.8	253.1
Percentage growth			15.7%	0.8%	3.2%	11.7%

We continued to achieve double-digit growth from strong performances in all of our geographies and businesses, which contributed to a 14.5% net revenue increase in Q2 2023 compared to Q2 2022 and a 15.7% increase year to date. Public infrastructure spending and private investment continue to be key growth drivers in 2023, with increased project work in water security, transportation, and energy transition. Other key drivers are the urgent challenges to tackle climate change and sustainability, along with re-shoring of domestic production to strengthen local supply chain resilience and security. Investments in smart cities, buildings, and designing facilities to meet the needs in the civic, healthcare, residential, and industrial markets also continue to be growth drivers.

Canada
We achieved 9.8% organic net revenue growth in the quarter and 10.2% year to date in our Canadian operations as both private and public spending remained robust and contributed to double-digit growth in Environmental Services, Infrastructure, and Water. Environmental Services capitalized on continued demand for our expertise in permitting and archeological work to support midstream energy and transportation projects and increased environmental impact assessments activity in the renewable energy sector. Solid growth in Infrastructure was primarily driven by bridge work in western Canada, as well as successful recoveries and change order approvals on certain projects. Our wastewater solutions contributed to strong organic growth in Water. Energy & Resources also delivered strong growth spurred from power transmission and distribution projects as well as a renewable energy project in western Canada to deliver energy transition solutions.

United States
Net revenue increased 17.9% in the quarter and 19.5% year to date, reflecting strong organic growth, the positive impact of foreign exchange, and acquisition growth. Double-digit organic net revenue growth continued in Q2 2023, particularly in Water, Buildings, and Energy & Resources. Our Water team capitalized on public sector and industrial project demands across the US and continued our work on large-scale water security projects in the western US. Momentum from investments in healthcare, industrial, commercial, and science and technology sectors spurred growth in Buildings. Energy & Resources delivered strong organic growth, driven by an acceleration of activities on a major power grid upgrade project in Puerto Rico. Infrastructure also delivered solid organic growth primarily on the strength of industrial activities in Community Development.
Global
In our Global operations, we achieved net revenue growth of 12.3% in the quarter and 13.7% year to date, reflecting strong organic and acquisition net revenue growth. Momentum from 2022 continued into 2023 and contributed to double-digit organic net revenue growth, particularly in Water and Energy & Resources. Our industry-leading Water business continued to deliver strong organic growth across the UK, New Zealand, and Australia through long-term framework agreements and public sector investment in water infrastructure. Energy & Resources delivered robust organic growth as a major energy storage project ramped up in the UK, along with the increasing imperative for energy-transition solutions that continued to drive demand in mining for copper and other metals.

Management’s Discussion and Analysis June 30, 2023	M-10	Stantec Inc.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS.

(In millions of Canadian dollars, except percentages)	Jun 30, 2023	Dec 31, 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,395.3	1,249.2	146.1	—	n/a	146.1	11.7%
United States	4,252.6	3,715.9	536.7	188.1	(79.8)	428.4	11.5%
Global	927.7	936.6	(8.9)	—	(25.1)	16.2	1.7%
Total	6,575.6	5,901.7	673.9	188.1	(104.9)	590.7
Percentage Growth			11.4%	3.2%	(1.8)%	10.0%

Our contract backlog at June 30, 2023 of $6.6 billion achieved a new record and grew 10.0% organically, or $590.7 million, representing approximately 13 months of work, an increase of one month from December 31, 2022. The increases in our contract backlog was driven by double-digit organic growth in both Canada and the US and in our Water, Buildings, and Environmental Services business lines.

Major Project Awards
Our diversified approach and multidisciplinary teams position us to address the pipeline of opportunities arising from various stimulus programs and the growing demands for sustainable solutions and climate change mitigation and resiliency. Our backlog and project wins continue to expand to meet our clients' focus on aging infrastructure, water security, and energy transition.

Canada
Our industry-leading Water team was selected to provide engineering services for the design and construction management of the Queensway East-Cawthra Trunk Sewer upgrade in Ontario. Investment in aging infrastructure across Canada continues with numerous highway, bridge, and underpass improvement projects, including consulting engineering services for the Macdonald Bridge in Halifax, Nova Scotia. This steel repair and protective coating program will provide 25 years of service life to this 68-year-old bridge. Our Infrastructure team was selected for a major design build project for Deerfoot Trail in Calgary, Alberta. Constructed in the 1970s, Deerfoot Trail is the busiest freeway in Alberta and requires improvements to support traffic increases.

United States
In the US, water and water security continue to be key themes, and our expertise and innovations in water facilitated project wins for key wastewater, water use and water reclamation projects throughout the country. Buildings project wins included a large-scale university renovations project as well as new education and learning center projects. Through the collaborative efforts of our Energy & Resources and Water teams, we were awarded an Owner’s Engineer Services agreement extension supporting the development of offshore wind in Massachusetts, highlighting the success of our integrated service offerings. This renewable energy project is expected to produce 2.8 gigawatts of offshore clean electricity, enough to power approximately 1.7 million homes.
Global
Our Buildings team secured several hospital expansion and advisory services projects, as well as design and supervision contracts for two schools. The education wins demonstrates our global expertise and reflects our top-three ranking in ENR’s Top International Design firms in General Buildings - Education. Also, through our participation in a joint venture, we were appointed to deliver the front-end engineering and design supporting what is expected to be the world's largest pumped hydro storage project for Queensland Hydro in Australia.

Management’s Discussion and Analysis June 30, 2023	M-11	Stantec Inc.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2022 Annual Report (incorporated here by reference).

Project Margin by Reportable Segment
	Quarter Ended Jun 30,				Two Quarters Ended Jun 30,
	2023		2022		2023		2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	172.7	53.9%	154.6	53.0%	334.8	53.7%	299.7	53.0%
United States	363.7	54.5%	310.9	54.9%	714.9	54.6%	601.4	54.8%
Global	157.6	54.1%	137.2	52.9%	304.3	53.1%	268.7	53.3%
Total	694.0	54.3%	602.7	54.0%	1,354.0	54.0%	1,169.8	54.0%

Project Margin by Business Operating Unit
	Quarter Ended Jun 30,				Two Quarters Ended Jun 30,
	2023		2022		2023		2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	191.9	53.8%	171.0	53.6%	368.2	53.4%	330.8	53.8%
Water	146.9	54.8%	121.5	55.0%	285.4	54.1%	231.8	54.6%
Buildings	118.4	52.7%	107.2	53.0%	244.7	53.5%	215.9	53.7%
Environmental Services	147.7	56.2%	130.5	57.0%	280.9	55.9%	249.2	56.6%
Energy & Resources	89.1	53.6%	72.5	49.8%	174.8	52.9%	142.1	50.0%
Total	694.0	54.3%	602.7	54.0%	1,354.0	54.0%	1,169.8	54.0%

In the quarter, project margin increased $91.3 million, or 15.1%, and as a percentage of net revenue, project margin increased to 54.3% from 54.0%. Year to date, project margin increased $184.2 million, or 15.7% and as a percentage of net revenue, project margin remained consistent with the prior year at 54.0%. Net revenue growth driven by robust public and private investment contributed to the project margin increases. As a percentage of net revenue, project margin remained in line with our expectations as a result of our continued discipline in project execution, our ability to increase rates on certain projects to mitigate the impacts of wage inflation, and increased selectivity in project pursuits.

In Canada, project margin in the quarter increased $18.1 million to $172.7 million and year to date increased $35.1 million to $334.8 million. As a percentage of net revenue, project margin was 53.9% in the quarter and 53.7% year to date, a 90 and 70 basis point increase, respectively, compared to prior periods due primarily to strong volume on high margin archeological work in Environmental Services and solid project performance, particularly in Energy & Resources. Additionally, certain project recoveries and change order approvals in Infrastructure contributed to project margin increases.

In our US operations, project margin in the quarter increased $52.8 million to $363.7 million and year to date increased $113.5 million to $714.9 million. As a percentage of net revenue, project margin decreased slightly—40 basis points in the quarter to 54.5% and 20 basis points year to date to 54.6%. Slight margin decreases were

Management’s Discussion and Analysis June 30, 2023	M-12	Stantec Inc.

primarily from project mix in Infrastructure and Environmental Services, offset with solid project execution, particularly in Water and Energy & Resources.

In our Global operations, project margin increased $20.4 million to $157.6 million and year to date increased $35.6 million to $304.3 million. As a percentage of net revenue, project margin increased 120 basis points to 54.1% in the quarter with a slight decrease of 20 basis points to 53.1% year to date. Project margins strengthened over the second quarter from solid project execution in Water and higher margin work in Energy & Resources.

Administrative and Marketing Expenses
Administrative and marketing expenses increased $55.7 million and decreased as a percentage of net revenue from 38.6% in Q2 2022 to 38.1% in Q2 2023. Year to date, administrative and marketing expenses increased $117.9 million and decreased as a percentage of net revenue from 39.6% in 2022 to 38.9% in 2023. Our disciplined management of operations resulted in higher utilization, which contributed to a decrease in administrative and marketing costs as a percentage of net revenue. Lower provisions for claims estimates also contributed to the decrease. Partly offsetting these decreases were higher share-based compensation costs of $7.6 million in the quarter and $20.0 million year to date, which include the impact of the revaluation of our LTIP ($7.3 million, or 60 basis points as a percentage of net revenue in Q2, and $14.9 million, or 60 basis points year to date). We also incurred higher acquisition, integration, and restructuring costs of $3.3 million in the first two quarters of 2023 related primarily to our integration and training costs associated with financial system migrations for Barton Willmore and L2P, and certain restructuring costs related to our real estate strategy.

Net Interest Expense
Net interest expense increased $6.9 million in the quarter and $15.2 million in the first two quarters of 2023 compared to the same periods in 2022. This was primarily due to rising interest rates impacting our credit and term loan facilities.

Other Income
Other income was $10.0 million in the first two quarters of 2023 compared to a loss of $4.0 million in the same period in 2022. Other income from our investments held for self-insured liabilities included a net gain of $7.3 million year to date compared to a net loss of $4.0 million in the same period in 2022.

Income Taxes
Our effective income tax rate decreased from 23.6% in Q2 2022 to 22.5% in Q2 2023 and year to date from 23.7% in 2022 to 22.5% in 2023. We continue to benefit from our implemented tax strategy and recognized additional tax savings.

Management’s Discussion and Analysis June 30, 2023	M-13	Stantec Inc.

Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2023		2022				2021
(In millions of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenue	1,638.2	1,539.2	1,513.5	1,473.2	1,376.6	1,313.9	1,185.3	1,168.3
Net revenue	1,278.7	1,228.5	1,130.4	1,160.0	1,116.7	1,050.1	916.2	932.9
Net income	88.0	64.9	73.5	68.0	60.7	44.8	16.6	70.0
Diluted earnings per share	0.79	0.59	0.66	0.61	0.55	0.40	0.15	0.63
Adjusted net income (note)	109.4	80.9	91.1	95.0	92.6	68.4	63.8	80.4
Adjusted diluted EPS (note)	0.99	0.73	0.82	0.86	0.83	0.61	0.57	0.72
note: Adjusted net income and adjusted diluted EPS are non-IFRS measures further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted diluted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include dilutive options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q2 2023	Q1 2023	Q4 2022	Q3 2022
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Increase (decrease) in net revenue due to
Organic growth	125.2	127.9	96.9	102.3
Acquisition growth	3.1	14.4	89.9	120.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	33.7	36.1	27.4	4.1
Total increase in net revenue	162.0	178.4	214.2	227.1

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue from Q2 2023 compared to Q2 2022 primarily reflects organic growth and a net positive foreign exchange impact. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis June 30, 2023	M-14	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2022:

(In millions of Canadian dollars)	Jun 30, 2023	Dec 31, 2022

Total current assets	2,231.1	1,937.8
Property and equipment	252.6	250.7
Lease assets	454.4	470.4
Goodwill	2,378.3	2,346.4
Intangible assets	300.6	320.4
Net employee defined benefit asset	67.4	57.4
Deferred tax assets	43.8	45.2
Other assets	257.6	224.6
Total assets	5,985.8	5,652.9

Current portion of long-term debt	150.2	52.2
Current portion of provisions	47.5	48.1
Current portion of lease liabilities	105.1	99.0
All other current liabilities	1,218.8	1,210.7

Total current liabilities	1,521.6	1,410.0
Lease liabilities	492.5	522.4
Income taxes payable	3.9	7.1
Long-term debt	1,409.7	1,183.6
Provisions	143.9	149.7
Net employee defined benefit liability	28.5	32.3
Deferred tax liabilities	11.2	28.2
Other liabilities	33.5	33.6
Equity	2,341.0	2,286.0
Total liabilities and equity	5,985.8	5,652.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position decreased primarily due to the weakening of the US and Australian dollars relative to the Canadian dollar, partially offset by the strengthening of the British pound relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The impact of the ESD acquisition and measurement period adjustments for prior acquisitions increased goodwill by $74.5 million, intangible assets by $36.0 million, and lease assets and liabilities by $14.8 million and $11.9 million, respectively. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Lease assets and intangible assets were reduced by depreciation and amortization expense partly offset by lease additions and modifications. Total current and long-term portions of other assets increased primarily as a result of purchases of investments, unrealized fair value gains recorded in investments held for self-insured liabilities, and an increase in the fair value of derivative financial instruments.

Long-term debt increased $324.1 million due to the issuance of $250.0 million in senior unsecured notes, a new unsecured bilateral term credit facility of $100.0 million, and an increase in notes payable related to the ESD

Management’s Discussion and Analysis June 30, 2023	M-15	Stantec Inc.

acquisition. These increases were partly offset by payments made on our revolving credit facility, software financing obligations, and notes payable. Lease liabilities decreased due to lease payments made partly offset by additions, modifications, and interest accretion.

Net employee defined benefit asset increased $10.0 million and net employee defined benefit liability decreased $3.8 million for a combined net increase in the net asset position of $13.8 million, largely due to contributions made to the defined benefit pension plans.

Deferred tax liabilities decreased due to the estimated change in temporary differences, including those related to research and experimental expenditures in the US that, beginning in 2022, are amortized for tax purposes.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings from our $1.2 billion revolving and term loan credit facilities (with access to an additional $600 million subject to approval), $550 million senior unsecured notes, and £20 million uncommitted unsecured multicurrency credit facility; and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at June 30, 2023, compared to December 31, 2022:

(In millions of Canadian dollars, except ratios)	Jun 30, 2023	Dec 31, 2022
Current assets	2,231.1	1,937.8
Current liabilities	1,521.6	1,410.0
Working capital (note)	709.5	527.8
Current ratio (note)	1.47	1.37
note: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position decreased primarily due to the weakening of the US and Australian dollars relative to the Canadian dollar, partially offset by the strengthening of the British pound relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased due to a collective increase of $167.0 million in trade and other receivables, unbilled receivables, and contract assets due to strong organic revenue growth and the ESD acquisition. In addition, cash and deposits increased $79.5 million (explained in the Cash Flows section of this MD&A), prepaid expenses increased $13.3 million related to subscription renewal fees paid for certain cloud-based software solutions, and income taxes recoverable increased due to the timing of tax installments.
Our DSO, defined in the Definitions section of this MD&A, was 81 days at June 30, 2023, consistent with December 31, 2022.
The increase in current liabilities was largely the result of increases in trade and other payables, due to increased activities and the timing of supplier payments, and the current portion of long-term debt (explained in the Statement of Financial Position section of this MD&A). These increases were partly offset by decreases in bank indebtedness

Management’s Discussion and Analysis June 30, 2023	M-16	Stantec Inc.

(explained in the Cash Flows section of this MD&A) and the current portion of other liabilities primarily related to cash-settled share-based compensation.

Cash Flows Outstanding
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Jun 30,			Two Quarters Ended Jun 30,
(In millions of Canadian dollars)	2023	2022	Change	2023	2022	Change
Cash flows from (used in) operating activities	31.0	(4.4)	35.4	67.7	1.6	66.1
Cash flows used in investing activities	(104.4)	(40.0)	(64.4)	(128.4)	(11.6)	(116.8)
Cash flows from (used in) financing activities	173.5	14.3	159.2	145.3	(10.0)	155.3

Cash Flows From Operating Activities
Cash flows from operating activities were $67.7 million, which increased $66.1 million compared to 2022. Strong revenue growth and operational performance contributed to increased cash flow. This was partly offset by increased tax installments paid, reflecting higher projected taxable income and the new US tax legislation which delays the deduction of certain research and experimental expenditures, higher employee incentive payments related to prior year's performance, and increased interest payments. Operating cash flows in 2022 reflected impacts from the Cardno financial system integration.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $128.4 million year to date compared to $11.6 million in 2022. This is due primarily to our investments held for self-insured liabilities which included net purchases of $19.2 million in the first two quarters of 2023 compared to net proceeds of $60.6 million earned from the sale of investments in the prior period. Net cash used to fund a portion of our acquisition of ESD was $75.6 million compared to $47.6 million used in business acquisitions in the prior period. Cash used to purchase property and equipment and intangible assets of $40.4 million was also higher compared to $26.2 million in 2022.

Cash Flows From Financing Activities
Cash flows from financing activities for the year to date were $145.3 million, a $155.3 million increase in cash inflows compared to 2022. The increase was driven by net proceeds from the issue of senior unsecured notes and a new bilateral term loan facility, which aggregated to $348.8 million, and lower share repurchases. These increases were partly offset by net repayments made on our revolving credit facility and bank indebtedness.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA ratio (actual trailing twelve months) of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Management’s Discussion and Analysis June 30, 2023	M-17	Stantec Inc.

(In millions of Canadian dollars, except ratios)	Jun 30, 2023	Dec 31, 2022
Current and non-current portion of long-term debt	1,559.9	1,235.8
Less: cash and cash equivalents	(227.8)	(148.3)
Bank indebtedness	35.4	65.4
Net debt	1,367.5	1,152.9
Shareholders' equity	2,341.0	2,286.0
Total capital managed	3,708.5	3,438.9
Trailing twelve months adjusted EBITDA from continuing operations (note)	780.1	723.9
Net debt to adjusted EBITDA ratio (note)	1.8	1.6
note: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At June 30, 2023, our net debt to adjusted EBITDA ratio was 1.8x, falling within our stated internal guideline, and higher compared to December 31, 2022. Net debt increased as a result of financing strong organic growth activities and funding the ESD acquisition, which closed on June 30, 2023. We expect cash flows from operations and the growth in our adjusted EBITDA will reduce our leverage ratio by the end of the year.

Our credit facilities include senior unsecured notes, revolving credit and term loan facilities, and an uncommitted multicurrency credit facility. Senior unsecured notes, including notes issued on June 27, 2023, aggregate to $550 million. Our syndicated senior credit facilities, structured as a sustainability-linked loan, consist of a revolving credit facility in the maximum of $800 million, a term loan of $310 million, and access to additional funds of $600 million through an accordion feature. Our unsecured bilateral term credit facility is $100 million and our uncommitted unsecured multicurrency credit facility is £20 million.

We are required to comply with certain covenants as part of our revolving credit facility, term loan facilities, and senior unsecured notes. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At June 30, 2023, $295.7 million was available in our credit facilities for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended June 30, 2023.

Shareholders’ Equity
Shareholders’ equity increased $55.0 million from December 31, 2022. Net income of $152.9 million earned in the first two quarters of 2023 and share options exercised for cash of $9.3 million were partly offset by comprehensive loss of $54.3 million, primarily related to exchange differences on translation of our foreign subsidiaries, dividends declared of $43.3 million, and shares repurchased under our NCIB of $10.0 million.

Our normal course issuer bid (NCIB) on the TSX was renewed on November 14, 2022, enabling us to repurchase up to 5,538,309 of our common shares during the period of November 16, 2022 to November 15, 2023. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 129,036 common shares for an aggregate price of $10.0 million in the first two quarters of 2023 compared to repurchases of 1,085,676 common shares for an aggregate price of $65.3 million in the same period of 2022.

Management’s Discussion and Analysis June 30, 2023	M-18	Stantec Inc.

Other
Outstanding Share Data
At June 30, 2023, 110,958,545 common shares were outstanding. From July 1, 2023 to August 9, 2023, no shares were repurchased under our Automatic Share Purchase Plan and at August 9, 2023, 110,958,545 common shares were outstanding.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2022 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at June 30, 2023.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2022 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At June 30, 2023, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2022 Annual Report (incorporated here by reference).

We continue to hold total return swap (TRS) agreements with a financial institution to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for restricted share units and deferred share units.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 33 of our audited consolidated financial statements for the year ended December 31, 2022 (included in our 2022 Annual Report and incorporated here by reference). At June 30, 2023, the nature and extent of these transactions were not materially different from those disclosed in the 2022 Annual Report.
Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q2 2023 from those described in our 2022 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2022, audited consolidated financial statements (incorporated here by reference).

Recent Accounting Pronouncements
Certain amendments disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2023 (incorporated here by reference) had an effective date of January 1, 2023, but did not have a material impact on the consolidated financial statements or accounting policies for the two quarters ended June 30, 2023.

Management’s Discussion and Analysis June 30, 2023	M-19	Stantec Inc.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2022 audited consolidated financial statements and note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2023 (both incorporated here by reference). We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements.

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS measure is included on page M-5.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Management’s Discussion and Analysis June 30, 2023	M-20	Stantec Inc.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-18.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS measure, cash flows from operating activities as reported under IFRS, is included in the Additional Reconciliations of Non-IFRS Financial Measure on page M-22.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-18.

Management’s Discussion and Analysis June 30, 2023	M-21	Stantec Inc.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Jun 30,		Two Quarters Ended Jun 30,
(In millions of Canadian dollars)	2023	2022	2023	2022
Net cash flows from operating activities	31.0	(4.4)	67.7	1.6
Less: capital expenditures (property and equipment and intangible assets)	(18.6)	(13.3)	(40.4)	(26.2)
Less: net lease payments	(31.6)	(35.0)	(61.4)	(71.8)
Free cash flow (note)	(19.2)	(52.7)	(34.1)	(96.4)
note: See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the two quarters ended June 30, 2023, there has been no significant change in our risk factors from those described in our 2022 Annual Report (incorporated here by reference).

Subsequent Event
Dividends
On August 9, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on October 16, 2023, to shareholders of record on September 29, 2023.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2023 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the

Management’s Discussion and Analysis June 30, 2023	M-22	Stantec Inc.

results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our vision to remain a top tier global design firm;
•Our belief that Stantec remains strongly positioned to address the pipeline of opportunities arising from stimulus spending programs, market momentum, and growing demands for sustainable and climate change solutions;
•Our expectations in the Outlook section:
◦Increased expectations for overall organic net revenue growth and earnings in 2023 than previously projected.
◦Net revenue growth will increase 10% to 13%, with net revenue organic growth in high single digits;
◦Organic net revenue growth in Canada is expected to be in the mid single digits;
◦Organic net revenue growth in the US is expected to be in the low double digits, driven by momentum from our record-high US backlog and project opportunities arising from previously announced programs and acts;
◦Organic net revenue growth in Global is expected to achieve mid- to high-single digit, driven by continued high levels of activity in our UK Water business and demand and stimulus in Environmental Services;
◦Adjusted EBITDA margin is expected to be in the range of 16.3% to 16.7% and reflects our confidence in continued solid project execution and operational efficiency;
◦Our effective tax rate (without discrete transactions) is expected to be in the range of 22% to 23%;
◦Adjusted diluted earnings per share growth is expected to be in the range of 12% to 15%;
•Our belief that public infrastructure spending, private investment, urgent challenges to tackle climate change and sustainability, re-shoring of domestic production, and investments in smart cities, buildings and designing facilities to meet civic, healthcare, residential and industrial markets are key growth drivers;
•Our ability to increase rates on certain projects to mitigate the impacts of wage inflation and increased selectivity in project pursuits;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model; and
•Our expectations in the Critical Accounting Estimates, Developments and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Management’s Discussion and Analysis June 30, 2023	M-23	Stantec Inc.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the two quarters ended June 30, 2023, there has been no significant change in our risk factors from those described in our 2022 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. We have revised certain annual targets previously included in our 2022 Annual Report. The assumptions we made at the time of publishing our annual targets and outlook for 2023 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2022 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.
•In our 2022 Annual Report, our outlook forecast assumed an average value for the US dollar of $1.32, for the British pound of $1.62, and for the Australian dollar of $0.95. In setting our revised targets, we have updated the average value of the US dollar to $1.34, the British pound to $1.65, and the Australian dollar to $0.91.
•Our effective income tax rate, without discrete transactions, was revised from a range of 23% to 24%, assumed in our 2022 Annual Report, to a range of 22.0% to 23.0%.
•The Canadian unemployment rate—5.0% at the end of 2022—increased to 5.4% as of June 2023 and is expected to improve in 2023. In the United States, the unemployment rate—3.5% at the end of 2022—increased to 3.6% as of June 2023.
•In Canada, the number of total housing starts in 2023 was forecasted to decrease by greater than 10% compared to 2022. As of June 2023, new housing construction in Canada decreased 8% over the first two quarters of 2022. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2023 was expected to be 1.14 million. This has since been revised to 1.37 million at June 2023.
•The American Institute of Architects ABI (architectural billing index) has increased to 50.1 as of June 2023 from 47.5 at December 2022.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of August 9, 2023, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2023, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis June 30, 2023	M-24	Stantec Inc.